SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at October 31, 2003

CONTINENTAL MINERALS CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 31, 2003

* Print the name and title of the signing officer under his signature

____________________________

Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

CONTINENTAL ARRANGES $2.5 MILLION FINANCING

October 31, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX Venture:KMK; OTCBB:KMKCF) announces that Continental has reached agreements in principle to privately place 5 million units in its capital at a price of $0.50 for gross proceeds of $2.5 million to a number of accredited investors, including Company insiders. Each unit will consist of one common share and a share purchase warrant exercisable to purchase an additional common share at a price of $0.50 for a two year period from completion of the financing which is expected to occur in early December. Proceeds from the placement will be used for property investigation, general corporate and working capital purposes. The offering is subject to execution of definitive agreements and TSX Venture Exchange acceptance which is expected in the ordinary course. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period in the principal Canadian jurisdictions.

The common share purchase warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the Common Shares on the TSX Venture Exchange is greater than or equal to $1.00 for any 10 consecutive trading days, in which event the Holder will be given notice that the Warrants will expire 45 days following the date of such notice. The common share purchase warrants may be exercised by the holder during the 45 day period between the notice and the expiration of the common share purchase warrants.

Brokers and finder fees to be paid at approximately 6% in cash or units on the financing excluding those sold to Company insiders.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

These materials are not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.